SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 _____________

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Coastal Physician Group, Inc.
              (formerly known as Coastal Healthcare Group, Inc.)
              --------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
              --------------------------------------------------
                        (Title of Class of Securities)


                                   19049510
              --------------------------------------------------
                                (CUSIP Number)

                             Steven M. Scott, M.D.
                            3711 Stoneybrook Drive
                         Durham, North Carolina 27705
                                (919) 383-0355
               -------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                With a copy to:

                            Daniel E. Stoller, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000
                ------------------------------------------------
                                 June 9, 1997
                ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule
     13d-1(b)(3) or (4), check the following box ( ).

     Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person:
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




      CUSIP NO. 19049510             13D
     ---------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven M. Scott, M.D.
     ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (X)
                                                                (b) ( )
     ---------------------------------------------------------------------
        3   SEC USE ONLY

     ---------------------------------------------------------------------
        4   SOURCE OF FUNDS

            PF
     ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     ---------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
     ---------------------------------------------------------------------

                      7    SOLE VOTING POWER

        NUMBER OF          17,762,744 Common Shares
         SHARES     ------------------------------------------------------
       BENEFICIALLY   8    SHARED VOTING POWER
         OWNED BY
          EACH             654,909 Common Shares
        REPORTING   ------------------------------------------------------
          PERSON      9    SOLE DISPOSITIVE POWER
           WITH
                           17,762,744 Common Shares
                    ------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           654,909 Common Shares
     ---------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

            18,417,653 Common Shares
     ---------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )
     ---------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            52.3%
     ---------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON
            IN
     ---------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Scott Medical Partners, L.P.
     ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  (X)
                                                               (b)  ( )
     ---------------------------------------------------------------------
        3   SEC USE ONLY

     ---------------------------------------------------------------------
        4   SOURCE OF FUNDS

            OO
     ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     ---------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
     ---------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           5,434,977 Common Shares
        NUMBER OF    -----------------------------------------------------
          SHARES      8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY          0  Common Shares
           EACH      -----------------------------------------------------
         REPORTING    9    SOLE DISPOSITIVE POWER
          PERSON
           WITH            5,434,977  Common Shares
                     -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0  Common Shares
     ---------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,434,977  Common Shares
     ---------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )

     ---------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.4%
     ---------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON

            PN
     ---------------------------------------------------------------------

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Signal Fund, L.P.
     ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (X)
                                                              (b) ( )
     ---------------------------------------------------------------------
        3   SEC USE ONLY

     ---------------------------------------------------------------------
        4   SOURCE OF FUNDS

            OO
     ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     ---------------------------------------------------------------------
        6   CITiZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
     ---------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           815,000  Common Shares
       NUMBER OF    ------------------------------------------------------
         SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           0  Common Shares
          EACH      ------------------------------------------------------
        REPORTING     9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             815,000 Common Shares
                    ------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0  Common Shares
     ---------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

             815,000  Common Shares
     ---------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )

     ---------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.3%
     ---------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON
            PN
     ---------------------------------------------------------------------


        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Steven M. Scott Family Limited Partnership
     ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (X)
                                                              (b) ( )

     ---------------------------------------------------------------------
        3   SEC USE ONLY

     ---------------------------------------------------------------------
        4   SOURCE OF FUNDS

            OO
     ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     ---------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
     ---------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           535,766 Common Shares
        NUMBER OF   ------------------------------------------------------
         SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           0  Common Shares
          EACH      ------------------------------------------------------
        REPORTING     9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             535,766  Common Shares
                    ------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0  Common Shares
     ---------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             535,766  Common Shares
     ---------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )

     ---------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
     ---------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON
            PN
     ---------------------------------------------------------------------

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Century American Insurance Company
     ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  (X)
                                                              (b) ( )

     ---------------------------------------------------------------------
        3   SEC USE ONLY

     ---------------------------------------------------------------------
        4   SOURCE OF FUNDS

            OO
     ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO  ITEM 2(d) OR 2(e)

     ---------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
     ---------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           303,334  Common Shares
       NUMBER OF    ------------------------------------------------------
         SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           0  Common Shares
          EACH      ------------------------------------------------------
       REPORTING
         PERSON       9    SOLE DISPOSITIVE POWER
          WITH
                           303,334  Common Shares
                    ------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0  Common Shares
     ---------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

             303,334 Common Shares
     ---------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*           ( )

     ---------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%
     ---------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON

            CO
     ---------------------------------------------------------------------

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The  Scott Family Foundation, Inc.
     ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  (X)
                                                              (b)  ( )
     ---------------------------------------------------------------------
        3   SEC USE ONLY

     ---------------------------------------------------------------------
        4   SOURCE OF FUNDS

            OO
     ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     ---------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
     ---------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           39,110  Common Shares
        NUMBER OF   ------------------------------------------------------
         SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           0  Common Shares
          EACH      ------------------------------------------------------
        REPORTING     9    SOLE DISPOSITIVE POWER
         PERSON
          WITH             39,110  Common Shares
                    ------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                            0  Common Shares
     ---------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

             39,110  Common Shares
     ---------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )
     ---------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%
     ---------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON
            CO

     ---------------------------------------------------------------------

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S&WLP
     ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (X)
                                                             (b)  ( )

     ---------------------------------------------------------------------
        3   SEC USE ONLY

     ---------------------------------------------------------------------
        4   SOURCE OF FUNDS

            OO
     ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     ---------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Tennessee
     ---------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           119,143 Common Shares
        NUMBER OF   ------------------------------------------------------
         SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY          0  Common Shares
          EACH      ------------------------------------------------------
        REPORTING    9    SOLE DISPOSITIVE POWER
         PERSON
          WITH            119,143  Common Shares
                    ------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                            0 Common Shares
     ---------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             119,143 Common Shares
     ---------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*           ( )
     ---------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
     ---------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON
            PN

     ---------------------------------------------------------------------

          This Statement on Schedule 13D (the "Schedule 13D") is being filed jointly on behalf of Steven M. Scott, M.D., an individual ("Dr. Scott"); Scott Medical Partners, L.P., a limited partnership ("Scott Medical") of which Dr. Scott is the General Partner; The Signal Fund, L.P., a limited partnership for which Dr. Scott holds investment power through Scott Medical; The Steven M. Scott Family Limited Partnership, a limited partnership of which Dr. Scott is the General Partner; Century American Insurance Company, a corporation ("Century American") of which Dr. Scott is the sole owner; The Scott Family Foundation, Inc., a private foundation of which Dr. Scott is the sole trustee; and S&WLP, a limited partnership of which Dr. Scott is the sole Limited Partner. In accordance with Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Dr. Scott previously filed Schedules 13G with respect to his beneficial ownership of Common Stock, par value $.01 per share (the "Common Stock"), of Coastal Physician Group, Inc., a Delaware corporation (the "Issuer"). A Joint Filing Agreement is attached hereto as Exhibit 1 with respect to the filing parties.

     ITEM 1.  SECURITY AND ISSUER.

          This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 2828 Croasdaile Drive, Durham, North Carolina 27705.

     ITEM 2.  IDENTITY AND BACKGROUND.

     1.   (a)  Steven M. Scott, M.D.
          (b)  2828 Croasdaile Drive, Durham, North Carolina 27705.
          (c) Chairman of the Board, President and Chief Executive Officer of the Issuer.
          (d) Dr. Scott has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Dr. Scott has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f)  Dr. Scott is a citizen of the United States.

     2.   (a)  Scott Medical
          (b) C/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715.
          (c)  Limited Partnership.
          (d) None of the partners of Scott Medical was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the general partners of Scott Medical was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f)  Organized under the laws of the State of Tennessee.

               Dr. Scott is the sole General Partner of Scott Medical Partners, L.P.

     3.   (a)  The Signal Fund, L.P.
          (b) C/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715.
          (c)  Limited Partnership.
          (d) None of the general partners of The Signal Fund, L.P. was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the general partners of The Signal Fund, L.P. was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f)  Organized under the laws of the State of Tennessee.

               David B. Plyler is the sole General Partner of The Signal Fund, L.P. Mr. Plyler's business address is c/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715. Mr. Plyler is a citizen of the United States.

     4.   (a)  The Steven M. Scott Family Limited Partnership
          (b) C/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715.
          (c)  Limited Partnership.
          (d) None of the general partners of The Steven M. Scott Family Limited Partnership was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the general partners of The Steven M. Scott Family Limited Partnership was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f)  Organized under the laws of the State of Tennessee.

               Dr. Scott is the sole General Partner of The Steven M. Scott Family Limited Partnership.

     5.   (a)  Century American
          (b)  2828 Croasdaile Drive, Durham, North Carolina 27705.
          (c)  Insurance Company.
          (d) None of the officers or directors of Century American was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the officers or directors of Century American was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f)  Incorporated under the laws of the State of Tennessee.

               Dr. Scott is the sole owner of Century American. The names, business addresses, present principal occupations or employments and citizenships of the directors and officers of Century American are set forth on Schedule A hereto.

     6.   (a)  The Scott Family Foundation, Inc.
          (b) C/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715.
          (c)  Private Foundation.
          (d) None of the trustees of The Scott Family Foundation, Inc. was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the trustees of The Scott Family Foundation, Inc. was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f)  Organized under the laws of the State of Florida.

               Dr. Scott is the sole trustee of The Scott Family
               Foundation, Inc.

     7.   (a)  S&WLP
          (b) C/o Stoneybrook Investment Co., P.O. Box 61179, Durham, North Carolina 27715.
          (c)  Limited Partnership.
          (d) None of the general partners of S&WLP was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the general partners of S&WLP was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f)  Organized under the laws of the State of Tennessee.

               Dr. Walls is the sole General Partner of S&WLP.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Dr. Scott currently may be deemed to be the beneficial owner of 18,417,653 shares, or 52.3%, of the Issuer's Common
     Stock.   Such percentage ownership has been calculated by Dr.
     Scott as follows: Dr. Scott understands that the Issuer currently has outstanding 24,366,386 shares of Common Stock. In addition, as described below in this Item 3, the Issuer has issued to Dr. Scott an aggregate of 1,163,755 shares of Convertible Preferred Stock, each of which is generally entitled to ten votes per share and, subject to prior shareholder approval, is convertible into ten shares of Common Stock, or an aggregate of 11,637,550 shares of Common Stock. Dr. Scott currently may be deemed to be the beneficial owner of 10,849,830 of the 11,637,550 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock. In accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, such 10,849,830 shares of Common Stock are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock beneficially owned by Dr. Scott and the other entities identified herein.

          Of the shares of Common Stock beneficially owned by Dr. Scott, 7,567,723 shares were acquired by Dr. Scott from the time he founded the Issuer in 1977 to the Issuer's initial public offering in 1991 through the use of personal funds, and 100 shares were acquired by Dr. Scott following the Issuer's initial public offering via open market purchases through the use of personal funds.

          In 1996, Dr. Scott conducted a solicitation of proxies to elect certain nominees to the Board of Directors of the Issuer. Such nominees were elected at the Issuer's 1996 Annual Meeting of Shareholders. In full satisfaction of the Issuer's obligations to reimburse Dr. Scott for certain expenses incurred by Dr. Scott in connection with his proxy solicitation, the Issuer issued to Dr. Scott 226,690 shares of Common Stock in December 1996 and 32,739 shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Shares"), in January and February 1997. Also, in February 1997, the Issuer issued to Dr. Scott 41,932 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Shares"), in full satisfaction of the Issuer's obligation to reimburse Dr. Scott for certain litigation expenses incurred by him. Also, in February 1997, the Issuer issued to Dr. Walls 4,101 Series A Shares in full satisfaction of the Issuer's obligation to reimburse Dr. Walls for his litigation expenses. On the same day, Dr. Scott purchased from Dr. Walls such Series A Shares for an aggregate price of $147,636, or $36.00 per Series A Share. Each of the Series A Shares and the Series B Shares is convertible into ten shares of Common Stock, subject to prior approval of their conversion by the Issuer's shareholders. On March 21, 1997, Dr. Scott transferred all 46,033 Series A Shares (which consists of 41,932 Series A Shares issued to Dr. Scott by the Issuer and 4,101 Series A Shares purchased by Dr. Scott from Dr. Walls as described above) and all 32,739 Series B Shares to his five children, in equal portions, as a gift. Dr. Scott does not have any voting or dispositive power with respect to the Series A Shares or the Series B Shares gifted to his children. Accordingly, Dr. Scott is not deemed to be the beneficial owner of the shares of Common Stock issuable upon conversion thereof and such shares are not included in the 18,417,653 shares of Common Stock reported herein as being beneficially owned by Dr. Scott.

           On June 9, 1997, in connection with the Issuer's refinancing of its then-existing bank debt, Dr. Scott made a capital contribution to the Issuer in the amount of $10,000,000 in cash, in exchange for which he received 1,000,000 shares of Series C Convertible Preferred Stock, par value $.01 per share (the "Series C Shares"). On the same day, Dr. Scott received an additional 84,983 Series C Shares and 240,000 shares of Common Stock from the Issuer in satisfaction of certain lease payments in the aggregate amount of $1,089,831.07 which were owed by the Issuer to certain entities affiliated with Dr. Scott (including Century American), and which were paid by Dr. Scott on behalf of the Issuer. Each of the Series C Shares is convertible into ten shares of Common Stock, subject to prior approval of their convertibility by the Issuer's shareholders.

          The Certificate of Designations, Preferences and Rights of the Series A Shares, the Series B Shares and the Series C Shares are attached hereto as Exhibits 2, 3 and 4, respectively.

          Scott Medical acquired its 5,434,977 shares of Issuer Common Stock through a capital contribution by Dr. Scott. The Signal Fund, L.P. acquired its 815,000 shares of Issuer Common Stock through a capital contribution by Dr. Scott. The Steven M. Scott Family Limited Partnership acquired its 535,766 shares of Issuer Common Stock through a capital contribution by Dr. Scott. Century American Insurance Company acquired its 303,334 shares of Issuer Common Stock through a capital contribution by Dr. Scott. The Scott Family Foundation acquired its 39,110 shares of Issuer Common Stock through a capital contribution by Dr. Scott. S&WLP acquired its 119,143 shares of Issuer Common Stock from Scott Medical on June 9, 1997, for an aggregate purchase price of $119,143.

     ITEM 4.  PURPOSE OF TRANSACTION.

           Dr. Scott is the Chairman of the Board, President, Chief Executive Officer and a director of the Issuer. He is also the Issuer's largest shareholder. Therefore, Dr. Scott may be deemed to control the Issuer by virtue of his various positions and his beneficial ownership of Common Stock.

          Dr. Scott has no current plans or proposals as a shareholder of the Issuer which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Certificate of Incorporation, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, Dr. Scott reserves the right to purchase or dispose of additional shares of the Issuer's securities in the future and to adopt at some future date the plans and proposals described below in paragraphs (a) through (j) of this Item 4. In his capacity as Chairman of the Board, President, Chief Executive Officer and a director of the Issuer, Dr. Scott will take such actions as he believes are in the best interest of the Issuer and all of its shareholders.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) As discussed above in Item 3, Dr. Scott currently may be deemed to be the beneficial owner of 18,417,653 shares, or 52.3%, of the Issuer's Common Stock. Such shares are the aggregate number of shares included in the Schedule 13D, and are held as set forth below:

               Name of Person/Entity   Shares Owned   Percent of Outstanding

               Dr. Scott                11,170,323           31.7%

               Scott Medical             5,434,977           15.4%

               The Signal Fund, L.P.       815,000            2.3%

               The Steven M. Scott         535,766            1.5%
               Family Limited
               Partnership

               Century American            303,334            0.9%

               The Scott Family             39,110            0.1%
               Foundation, Inc.

               S&WLP                       119,143            0.3%

          (b) Of the 18,417,653 shares of Common Stock beneficially owned by Dr. Scott, Dr. Scott (i) has sole voting power over 17,762,744 shares, (ii) shares voting power over 654,909 shares with Bertram E. Walls, M.D., (iii) has sole dispositive power over 17,762,744 shares, and (iv) shares dispositive power over 654,909 shares with Bertram E. Walls, M.D.

          (c) During the past 60 days, Dr. Scott has engaged in the following transactions in the Issuer's securities: As described in Item 3 above, on June 9, 1997, Dr. Scott received 240,000 shares of Issuer Common Stock and 1,084,983 Series C Shares from the Issuer. Also on June 9, 1997, Scott Medical sold 119,143 shares of Issuer Common Stock to S&WLP for $119,143.

          (d)  Not applicable.

          (e)  Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Of the 18,417,653 shares of the Issuer's Common Stock beneficially owned by Dr. Scott, an aggregate of 6,757,280 shares (the "Pledged Shares") are pledged to certain lending institutions to secure various borrowings made by Scott Medical. None of such borrowings were made for the purpose of acquiring shares of Common Stock or other securities of the Issuer. In the event of a default on any loan secured by the Pledged Shares, the lending institution is entitled to exercise voting power with respect to the Pledged Shares securing such loan. In addition, in the event of a default on any loan secured by the Pledged Shares, the lending institution has the rights of a secured party under the Uniform Commercial Code with respect to the disposition of the Pledged Shares securing such loan.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Joint Filing Agreement of Steven M. Scott, M.D., Scott Medical Partners, L.P., The Signal Fund, L.P., The Steven
                         M. Scott Family Limited Partnership,
                         Century American Insurance Company, The
                         Scott Family Foundation, Inc. and S&WLP, pursuant to Rule 13d-1(f).

          Exhibit 2: Certificate of Designations, Preferences and Rights of Series A Convertible Preferred
                         Stock of Coastal Physician Group, Inc.

          Exhibit 3: Certificate of Designations, Preferences and Rights of Series B Convertible Preferred
                         Stock of Coastal Physician Group, Inc.

          Exhibit 4: Certificate of Designations, Preferences and Rights of Series C Convertible Preferred
                         Stock of Coastal Physician Group, Inc.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     June 19, 1997

                           /s/ Steven M. Scott, M.D.
                         ----------------------------------------------
                         Steven M. Scott, M.D.

                         SCOTT MEDICAL PARTNERS, L.P.

                         By:  /s/ Steven M. Scott, M.D.
                         ----------------------------------------------
                              Name: Steven M. Scott, M.D.
                              Title: General Partner

                         THE SIGNAL FUND, L.P.

                         By:   /s/ David B. Plyler
                         ----------------------------------------------
                              Name: David B. Plyler
                              Title: General Partner

                         THE STEVEN M. SCOTT FAMILY LIMITED
                         PARTNERSHIP

                         By:   /s/ Steven M. Scott, M.D.
                         ----------------------------------------------
                              Name: Steven M. Scott, M.D.
                              Title: General Partner

                         CENTURY AMERICAN INSURANCE COMPANY

                         By:     /s/ Bertram E. Walls, M.D.
                         ----------------------------------------------
                              Name: Bertram E. Walls, M.D.
                              Title: Chairman of the Board of Directors

                         THE SCOTT FAMILY FOUNDATION, INC.


                         By:   /s/ Steven M. Scott, M.D.
                         ----------------------------------------------
                              Name: Steven M. Scott, M.D.
                              Title: President

                         S&WLP

                         By:     /s/ Bertram E. Walls, M.D.
                         ----------------------------------------------
                              Name: Bertram E. Walls, M.D.
                              Title: General Partner


                                                               Schedule A

               Information Concerning Directors and Officers of
                      Century American Insurance Company

          BERTRAM E. WALLS, M.D. -  Chairman of the Board, Chief
                                    Executive Officer, Director

          (a)  Business Address:        Century American Insurance Co.
                                        2828 Croasdaile Drive
                                        Durham, North Carolina 27705

          (b)  Principal Occupation     Chairman of the Board, Chief
               or Employment:           Executive Officer and Director of
                                        Century American Insurance Company;
                                        Member of the Board of Directors
                                        of Coastal Physician Group, Inc.

          (c)  Citizenship:             United States

          DAVID A. LONG - Vice-President, Director

          (a)  Business Address:        Century American Insurance Co.
                                        2828 Croasdaile Drive
                                        Durham, North Carolina 27705

          (b)  Principal Occupation     Vice-President and Director
               or Employment:           of Century American Insurance
                                        Company

          (c)  Citizenship:             United States

          DANIEL C. RYON - Vice-President, Director

          (a)  Business Address:        Century American Insurance Co.
                                        2828 Croasdaile Drive
                                        Durham, North Carolina 27705

          (b)  Principal Occupation     Vice-President and Director
               or Employment:           of Century American Insurance
                                        Company

          (c)  Citizenship:             United States

          JO L. CONROY - Vice-President, Director

          (a)  Business Address:        Century American Insurance Co.
                                        2828 Croasdaile Drive
                                        Durham, North Carolina 27705

          (b)  Principal Occupation     Vice-President and Director of
               or Employment:           Century American Insurance Company

          (c)  Citizenship:             United States

          DANIEL D. HITE - Assistant Treasurer, Director

          (a)  Business Address:        Century American Insurance Co.
                                        2828 Croasdaile Drive
                                        Durham, North Carolina 27705

          (b)  Principal Occupation     Executive Vice-President of Polk &
               or Employment:           Sullivan Group, Inc.

          (c)  Citizenship:             United States

          MITCHELL W. PERRY - Secretary, Treasurer, Vice-President, Director

          (a)  Business Address:        Century American Insurance Co.
                                        2828 Croasdaile Drive
                                        Durham, North Carolina 27705

          (b)  Principal Occupation     Secretary, Treasurer, Vice-President
               or Employment:           and Director of Century American
                                        Insurance Company

          (c)  Citizenship:             United States

          BILLY R. SOLESBEE - Executive Vice-President, Director

          (a)  Business Address:        Century American Insurance Co.
                                        2828 Croasdaile Drive
                                        Durham, North Carolina 27705

          (b)  Principal Occupation     Executive Vice-President of Coastal
               or Employment:           Physician Services, Inc.;
                                        Executive Vice-President and
                                        Director of Century American
                                        Insurance Company

          (c)  Citizenship:             United States